SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAGICJACK VOCALTEC LTD.
(Name of Issuer)
Ordinary Shares, with no par value
(Title of Class of Securities)
M6787E101
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 5850 Coral Ridge Drive, Suite 309 Coral Springs, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6787E101	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 911,759*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 911,759*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 911,759*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

_________

* Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner.

CUSIP No. M6787E101	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,405**
	8	SHARED VOTING POWER 911,759***
	9	SOLE DISPOSITIVE POWER 197,405**
	10	SHARED DISPOSITIVE POWER 911,759***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,109,164+
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

_________

** Includes call options to acquire 80,000 Ordinary Shares held by Mr. Kanen.

*** Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner.

+ Includes call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which Kanen Wealth Management LLC is the general partner, and additional call options to acquire 80,000 Ordinary Shares held by Mr. Kanen.

CUSIP No. M6787E101	13D/A	Page 4 of 7 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 19, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 2.  Identity and Background.

The principal business address of the Reporting Persons has changed to 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares reported as owned by the Reporting Persons in the ordinary course of business. The Ordinary Shares beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased Ordinary Shares for his own account. The total cost for purchasing the Ordinary Shares reported as owned by the Reporting Persons (excluding call options with respect to Ordinary Shares) was approximately as follows: KWM, $6,118,265, and Mr. Kanen, $845,316. On August 11, 2016, Mr. Kanen purchased from counterparties 620 call options at an average price of $1.22 per option that carry the right to call from such counterparties 62,000 Ordinary Shares with an exercise price of $5.00 per share. On August 12, 2016, Mr. Kanen purchased from counterparties 180 call options at an average price of $1.25 per option that carry the right to call from such counterparties 18,000 Ordinary Shares with an exercise price of $5.00 per share. In addition, on January 3 and 4, 2017, The Philotimo Fund LLC purchased from counterparties 620 call options at an average price of $2.27 per option that carry the right to call from counterparties 62,000 Ordinary Shares. The source of funds for the Ordinary Shares acquired for the accounts of KWM’s customers were funds of such customers. The source of funds for the call options acquired by The Philotimo Fund LLC was its working capital. The source of funds for the call options and Ordinary Shares acquired by Mr. Kanen were his personal funds.

Item 4.  Purpose of Transaction.

As of January 31, 2017, the Reporting Persons entered into a settlement agreement with the Company (the “Settlement Agreement”), pursuant to which the Company has agreed to include Don C. Bell III and Alan B. Howe (the “Kanen Designees”) as director candidates of the Board of Directors of the Company (the “Board”) in the Company’s proxy statement for the Company’s 2016 annual meeting of shareholders expected to be held on February 28, 2017 (the “2016 Annual Meeting”), to recommend that the Company’s shareholders vote in favor of the Kanen Designees, and to use reasonable best efforts to cause the election of the Kanen Designees. The Reporting Persons, who had previously submitted their nomination of Messrs. Anthony Ambrose, Louis Antoniou, Jonathan M. Charak, David D. Clark, Alan B. Howe, W. Austin Lewis and Anthony Pompliano for election to the Board at the 2016 Annual Meeting (the “Nominations”), withdrew the Nominations, effective as of the date of the Settlement Agreement. The Reporting Persons also agreed to vote their Ordinary Shares at the 2016 Annual Meeting in accordance with the Board’s recommendations. The Settlement Agreement includes an expense reimbursement provision in favor of the Reporting Persons. A copy of the Settlement Agreement is included as Exhibit 99.1 to this Statement and is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Ordinary Shares, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

CUSIP No. M6787E101	13D/A	Page 5 of 7 Pages

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth in the Schedule 13D or as may be proposed by the Kanen Designees in their capacity as directors of the Company or by such Board with their participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,109,164 Ordinary Shares (including 620 call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC, of which KWM is the general partner, and additional 800 call options to acquire 80,000 Ordinary Shares held by Mr. Kanen), which represent approximately 7.0% of the Company’s outstanding Ordinary Shares.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 849,759 Ordinary Shares held in the Accounts. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own 620 call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC. Mr. Kanen expressly disclaims such beneficial ownership. In addition, Mr. Kanen directly owns 197,405 Ordinary Shares held for his own account, which includes 117,405 Ordinary Shares and 800 call options to acquire 80,000 Ordinary Shares.

Each percentage ownership of Ordinary Shares set forth in this Statement is based on 15,896,695 Ordinary Shares reported as outstanding as of October 31, 2016, in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

(b) KWM, in its role as investment manager to the Accounts, has discretionary voting and dispositive power over the Ordinary Shares held in the Accounts pursuant to investment advisory agreements. Mr. Kanen, as the managing member of KWM, may be deemed to share voting and dispositive power over such Ordinary Shares with KWM. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may be deemed to share voting and dispositive power over 620 call options to acquire 62,000 Ordinary Shares held by The Philotimo Fund LLC.

Mr. Kanen has the sole power to direct the voting and disposition of the call options and Ordinary Shares directly held for his own account.

(c) On August 11, 2016, Mr. Kanen purchased from counterparties 620 call options at an average price of $1.22 per option that carry the right to call from such counterparties 62,000 Ordinary Shares with an exercise price of $5.00 per share. On August 12, 2016, Mr. Kanen purchased from counterparties 180 call options at an average price of $1.25 per option that carry the right to call from such counterparties 18,000 Ordinary Shares with an exercise price of $5.00 per share. In addition, on January 3 and 4, 2017, The Philotimo Fund LLC purchased from counterparties 620 call options at an average price of $2.27 per option that carry the right to call from counterparties 62,000 Ordinary Shares.

CUSIP No. M6787E101	13D/A	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Items 4 and 5 above is incorporated herein by reference.

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 3, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

99.1	Settlement Agreement, dated as of January 31, 2017, by and among the Company and the Reporting Persons.

99.2	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. M6787E101	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Ordinary Shares of the Company.

Dated: February 2, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen

David L. Kanen
Managing Member

/S/ DAVID L. KANEN

David L. Kanen